FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Release of Inaugural Climate Change Report

Toronto, Ontario (June 2, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce the release of its inaugural Climate Change Report. This is a significant milestone in Alamos’ sustainability journey and follows a previous statement in mid-2022 announcing Alamos’ target of a 30% reduction in absolute Greenhouse Gas (GHG) emissions by 2030.

This report achieves a number of objectives, including providing an overview of Alamos’ corporate governance around climate-related risks and opportunities; outlining the Company’s processes to identify, assess and manage climate-related risks; alignment to Task Force on Climate-related Financial Disclosure recommendations; and further details on Alamos’ 30% absolute GHG Emission Reduction Target by 2030.

John McCluskey, President and CEO of Alamos commented: “Alamos has emerged as an industry leader with among the lowest GHG emission intensity per ounce of gold produced, placing well below our peer and senior producer average. In this Climate Change Report, you will read about initiatives underway at all three operations, including our Phase 3+ expansion at Island Gold which is expected to drive a 35% reduction in our GHG emissions over the life of the mine.”

Alamos is already an industry leader in GHG emission intensity with an average of 0.38 tCO2e per ounce of gold produced across its three operating mines (base year 2020/2021), which is 43% lower than the mining industry average of 0.67 tCO2e per ounce of gold. Part of this success includes Young-Davidson’s 37% reduction of emission intensity in 2021 over the year prior, reflecting a reduced reliance on diesel consumption at the mine through the installation of electric conveyance systems.

Alamos is implementing a plan to achieve a 30% reduction in absolute GHG emissions, with a focus on six key projects across the Company. The first completed project involves fuel switching to convert the use of propane to compressed natural gas at Young-Davidson. Propane has historically been used at site for heating of buildings and underground air for the mine during the winter months. The conversion to compressed natural gas will be beneficial from a cost perspective, as well as a greenhouse gas reduction.

Alamos’ Climate Change Report can be found on our Company website in the Sustainability section here at www.alamosgold.com

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "anticipate", "intend", "estimate", “potential”, “target”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements in this press release include, without limitation: information as to strategy, plans or future performance such as: the Company’s target reduction in absolute greenhouse gas (GHG) emissions and intensity, project plans to meet such targets and the expected timing of meeting such targets; the Company’s corporate governance around climate-related risks and opportunities; the Company’s processes to identify, assess and manage climate-related risks; the Company’s initiatives that are planned and/or underway, including but not limited to the Phase 3+ expansion at the Island Gold mine and the expectation that it will drive a 35% reduction in GHG emissions over the life of the mine; statements pertaining to the expected cost benefits stemming from the conversion to compressed natural gas at the Young-Davidson mine; as well as any other statements that express the Company’s expectations, plans or estimates of future performance.

Forward-looking statements are also found in the Climate Change Report that is the subject of this press release and reference should be had to the cautionary notes contained therein with respect to such forward-looking statements.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements in this press release and undue reliance should not be placed on such statements and information.

Such factors may include (without limitation): damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws; expropriation or nationalization of property and political or economic developments in Canada, the United States, Mexico, Türkiye and other jurisdictions in which the Company does or may carry on business in the future; contests over title to properties; increased costs and physical transition risks related to climate change and the potential impacts of climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its climate-related goals and greenhouse gas emissions reduction targets; failure to comply with environmental and health and safety laws and regulations; risk of loss due to acts of war, terrorism, sabotage, protests and other civil disturbances; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including any ongoing and/or potential further effects of COVID-19; the impact of COVID-19 or any other new illness, epidemic or pandemic on the broader market and the trading price of the Company's shares; government orders or mandates (including with respect to mining operations generally or

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TRADING SYMBOL: TSX:AGI NYSE:AGI

auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to COVID-19 or any other new illness, epidemic or pandemic; government and the Company’s attempts to reduce the spread of illness, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; inherent risks and hazards associated with mining and mineral processing including environmental hazards, seismic activity, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; disruptions in the maintenance or provision of required infrastructure and information technology systems; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the Company's latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this press release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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